UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File No. 000-55991

PETROTEQ ENERGY INC.
(Translation of registrant's name into English)

15315 W. Magnolia Blvd., Suite 120
Sherman Oaks, California 91403
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated November 3, 2022 re: Petroteq Energy Announces a Brokered Financing of $18 Million CAD*

* This news release was embargoed against distribution to United States newswire services, and from dissemination in the United States, pursuant to Rule 135e under the United States Securities Act of 1933, as amended.  Certain portions of the news release, as furnished to the SEC hereby, have been redacted to comply with Rule 135c under the U.S. Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROTEQ ENERGY INC.

/s/ "Vladimir Podlipskiy"
______________________________________
Vladimir Podlipskiy
Chairman and CTO

Date: November 3, 2022